UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in the manner and for the purposes of Article 157, paragraph 4, of Law 6404/76 and pursuant to CVM Resolution No. 44/2021 (“Resolution 44”), hereby informs the following:

Pursuant to article 15, item XV of the Bylaws and the CVM Instruction No. 567/15, the Board of Directors approved on February 22, 2022, a new Share Buyback Program for the acquisition of shares issued by the Company (“Program”) for subsequent cancellation, sale or holding in treasury, as follows:

(i) Program Objective: acquisition of common shares issued by the Company for subsequent cancellation, sale or holding in treasury, with no capital reduction, for the purpose of increasing shareholder value through the efficient application of available cash, optimizing the Company’s capital allocation.

(ii) Resources: the share buybacks will be made with the capital reserve balance constant in the last Annual Financial Statements published on December 31, 2021, except the reserves referred to in Article 7, § 1, of ICVM 567 (R$ 649.4 million).

(iii) Deadline: beginning from the date of the Board of Directors' resolution, shall remain in force up to February 22, 2023;

(iv) Price and Acquisition Method: The acquisitions shall be made in the Stock Exchange (B3 – Brasil, Bolsa e Balcão), at market prices, and it is up to the Company’s management to decide the moment and number of shares to be acquired, observing the limits foreseen in the Program and in the applicable regulation.

(v) Company’s Capital stock: The Company's capital stock currently comprises 1,676,938,271 common shares, already considering the cancellation of shares approved by its Board of Directors;

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

(iv) Number of Shares to be acquired: up to a maximum of 42,383,420 common shares.

(v) Number of Outstanding Shares: 432,661,200 common shares, pursuant to the Article 8, section I, § 3 of ICVM 567; and

(vi) Intermediary Financial Institutions: The operation will be performed through the following financial institutions: (i) Bradesco Corretora S.A. CTVM, headquartered at Avenida Paulista, 1.450, 7th floor – São Paulo/SP, (ii) Itaú Corretora de Valores S.A., headquartered at Av. Brig. Faria Lima, 3.500, 3rd floor – São Paulo/SP, (iii) Santander Corretora de Câmbio e Valores Mobiliários S.A., headquartered at Av. Presidente Juscelino Kubitschek, 2.235, 24th floor – São Paulo/SP, and (iv) XP Investimentos CCTVM S.A., headquartered at Av. Ataulfo de Paiva, 153, sala 201 - Rio de Janeiro/RJ.

Information about the Program, including those required under the CVM Instructions No. 567/15 and Resolution 44, and additional documents are available to shareholders at the Company's headquarters, on the Company's website (http://www.telefonica.com.br/ir), as well as on CVM and Bolsa de Valores (B3 – Brasil, Bolsa e Balcão) websites.

São Paulo, February 22, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director